UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

☒	ANNUAL REPORT PERSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PERSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from             to             .

Commission file numbers 1-13796.

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Gray Television, Inc.

Capital Accumulation Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Gray Television, Inc.

4370 Peachtree Rd. NE

Atlanta, Georgia 30319

GRAY TELEVISION, INC.

FORM 11-K

REQUIRED INFORMATION

(a)	Financial Statements. Filed as part of this Report on Form 11-K are the financial statements and the supplemental schedule thereto of the Gray Television, Inc. Capital Accumulation Plan for the fiscal year ended December 31, 2013, required by Form 11-K, together with the report thereon of McGladrey LLP, independent auditors, dated June 24, 2014, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

(b)	Exhibit. Consent of McGladrey LLP, independent registered public accounting firm, dated June 24, 2014 being filed as an exhibit to this report.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GRAY TELEVISON, INC.
CAPITAL ACCUMULATION PLAN

Date: June 24, 2014	By: /s/ James C. Ryan
James C. Ryan
Gray Television, Inc.
Chief Financial Officer and Member of Benefits Administration Committee

GRAY TELEVISION, INC.

FORM 11-K

EXHIBIT INDEX

Exhibit Number	Exhibit	Page Number

23.1	Consent of McGladrey LLP	11

Gray Television, Inc.

Capital Accumulation Plan

Financial Statements and Supplemental Schedule

December 31, 2013

Gray Television, Inc. Capital Accumulation Plan

Index

December 31, 2013 and 2012

Page (s)
Report of Independent Registered Public Accounting Firm	1
Financial Statements
Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-9
Supplemental Schedule
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	10

EX-23.1 CONSENT OF MCGLADREY LLP	11

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator

Gray Television, Inc. Capital Accumulation Plan

Albany, Georgia

We have audited the accompanying statements of net assets available for benefits of Gray Television, Inc. Capital Accumulation Plan (the Plan) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McGladrey LLP

West Palm Beach, Florida

June 24, 2014

Gray Television, Inc. Capital Accumulation Plan

Statements of Net Assets Available for Benefits

December 31, 2013 and 2012

	2013	2012
Assets
Investments at fair value:
Mutual funds	$61,789,466	$52,682,446
Guaranteed portfolio fund	7,527,949	7,246,232
Self-directed brokerage account	1,462,709	565,737

Gray Television, Inc. Common Stock Fund - Class A	532,272	129,405
Gray Television, Inc. Common Stock Fund	20,873,730	4,352,692

Total investments	92,186,126	64,976,512

Receivables:
Employer contributions	2,344	2,313
Notes receivable from participants	1,252,618	860,152

Total receivables	1,254,962	862,465

Total assets	93,441,088	65,838,977
Liabilities
Excess contributions	150,115	115,430

Net assets available for benefits	$93,290,973	$65,723,547

The accompanying notes are an integral part of these financial statements.

Gray Television, Inc. Capital Accumulation Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2013

Additions:
Investment income:
Net appreciation in fair value of investments	$26,668,222
Interest and dividends	4,441,602

Total investment income	31,109,824

Interest income on notes receivable from participants	45,176

Contributions:
Participant	3,993,650
Rollover	19,941
Employer - matching	28,274

Total contributions	4,041,865

Total additions	35,196,865
Deductions:
Benefits paid to participants	7,616,945
Administrative expenses	12,494

Total deductions	7,629,439

Net increase	27,567,426

Net assets available for benefits, beginning of year	65,723,547

Net assets available for benefits, end of year	$93,290,973

The accompanying notes are an integral part of these financial statements.

Gray Television, Inc. Capital Accumulation Plan

Notes to Financial Statements

1. Description of the Plan

The following description of the Gray Television, Inc. Capital Accumulation Plan (the “Plan”) provides only general information. Reference should be made to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan was established and made effective October 1, 1994, for the administration and allocation of contributions by Gray Television, Inc. (the “Company” or the “Employer”), and to encourage eligible employees to defer a part of their current income to provide for their retirement, death, or disability under the provisions of Section 401(k) of the Internal Revenue Code. The Plan covers all employees of the Company and its subsidiaries. Employees who have completed one year of service as defined in the Plan document may become a participant. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Company is the Plan’s sponsor. The Benefits Administration Committee is the Plan Administrator. Reliance Trust Company (“Reliance”) is the Plan’s trustee. Great-West Retirement Services, a subsidiary of Orchard Trust Company, serves as the Plan’s custodian and recordkeeper.

Contributions

The Plan allows participants to make contributions up to a maximum of 16 percent of their compensation on a before-tax basis. If no election is made, the participant shall be automatically enrolled in the Plan and will be deemed to have authorized the Company to reduce his compensation by 1.0%. Participants may change their deferral options quarterly. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined contribution plans.

Participants’ contributions and catch-up contributions on a before-tax basis were limited by the Internal Revenue Code Section 402(g)(1) to $17,500 and $5,500, respectively, in 2013. In addition, total annual additions to all individual participant accounts shall not exceed the lesser of $50,000 or 100 percent of a participant’s annual compensation. Contributions by highly compensated employees are subject to additional restrictions.

The Employer shall contribute to the Plan a matching percentage, as determined by a declaration of its Board of Directors before the beginning of any Plan year, of the eligible contributions of Plan participants not to exceed 6 percent of eligible compensation as defined in the Plan document. For the year ended December 31, 2013, the Board of Directors did not make a declaration and accordingly the matching percentage was 0, except for those participants covered by a collective bargaining agreement which specifically includes a stated employer match percentage of 50% up to 3 percent of eligible compensation. The Employer may elect to make a voluntary contribution to each active participant account based on the respective participant’s eligible compensation during the year. The Employer’s contributions are made in shares of Gray Television, Inc. common stock. The Employer did not make any voluntary contributions for the year ended December 31, 2013.

Investment Options

Participants may direct their contributions, Employer contributions, and any related earnings into investment options sponsored by the Plan. The Plan currently offers fifteen mutual funds, one guaranteed investment account, a self-directed brokerage account, and Employer common stock as investment options for participants. Participants may change their investment elections daily by phone or via the Internet.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Employer’s contribution and Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the participant’s vested account balance.

Vesting

Participants are immediately vested in their voluntary contributions plus the actual earnings thereon. Employer contributions and earnings thereon become 100 percent vested after the participant completes three years of service as defined in the Plan document. Upon termination of employment the nonvested portion of a participant’s account is forfeited. Forfeitures may be used to reduce future Employer contributions and/or plan expenses. As of December 31, 2013 and 2012, the Company had $145,388 and $90,996, respectively, of forfeitures available for use. For the year ended December 31, 2013, $7,452 of forfeitures were allocated to eligible participants based on their eligible compensation to total eligible compensation.

Payment of Benefits

Upon retirement, death, disability, or termination of employment, a participant, or designated beneficiary, may elect to receive the vested balance in the participant’s account in the form of a single lump-sum cash payment or a rollover to another retirement plan. In the event that the participant’s account balance is less than $1,000, the Plan Administrator may make a single payment without the election or request of the participant. If a participant’s vested account balance exceeds $1,000 but does not exceed $5,000, the Plan Administrator may make a direct rollover to an individual retirement account (IRA) if the participant does not make an election within a designated time period.

Notes Receivable From Participants

Participants may borrow from their account subject to the adoption of a written loan agreement and approval of the participant’s application. The maximum loan amount is the lesser of (a) $50,000 and (b) the greater of one-half of a participant’s vested account balance and $10,000, with a minimum loan amount of $1,000 and may not have more than one loan outstanding at a time. Loans are payable through payroll deductions over periods ranging up to five years, unless the loan qualifies as a home loan in which case the repayment period may be longer. The interest rate is determined by the Plan Administrator based on prevailing market conditions and is fixed over the life of the note. The loan interest rate is equal to the prime rate for major banks, as published in The Wall Street Journal on the date the loan is approved, plus one percent. The interest rates on outstanding participant loans as of December 31, 2013 ranged from 4.25 percent to 9.5 percent.

Gray Television, Inc. Capital Accumulation Plan

Notes to Financial Statements

2. Accounting Policies

Basis of Accounting

The Plan’s financial statements are presented on the accrual basis of accounting.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The guaranteed portfolio fund does not permit the insurance company to terminate the agreement prior to the scheduled maturity date. Since the Plan cannot withdraw money until maturity; the contract is not considered fully benefit-responsive in accordance with Accounting Standards Codification (ASC) Topic 960.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

Payments of Benefits

Benefits are recorded when paid.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Benefits Administration Committee determines the Plan’s valuation policies utilizing information provided by the investment custodians and insurance company. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recorded on an accrual basis. Realized gains and losses on sales of investments are determined on the basis of average cost. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Employer contributions are accrued in the period in which they become obligations of the Company. The amount is determined in accordance with the provisions of the Plan as approved by the Company’s Board of Directors. Contributions from participants are made on a voluntary basis. The number of shares of Gray Television, Inc. common stock contributed to the Plan by the Employer is determined using the most recent closing price per share on the contribution date as reported on the New York Stock Exchange.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Administrative Expenses

The Employer pays all administrative expenses of the Plan except for certain contract administrative and trustee fees. Such charges not paid by the Employer and not covered by Plan forfeitures are applied directly to the accounts of the participants and are classified as administrative expenses in the statement of changes in net assets available for benefits. Certain investment advisory fees are paid by the Plan and included in net appreciation in fair value of the related fund as they are paid through revenue sharing, rather than a direct payment. Administrative expenses paid by the Employer are not included in the financial statements of the Plan.

Recent accounting pronouncements

In October 2012, the FASB issued ASU 2012-04, Technical Corrections and Improvements. The amendments in this update cover a wide range of topics in the ASC, including plan accounting. These amendments include technical corrections and improvements to the ASC and conforming amendments related to fair value measurements. The amendments in this update were generally effective for fiscal periods beginning after December 15, 2012, except for amendments in this update where there was no transition guidance which were immediately effective upon issuance. The adoption of these amendments were not significant to these financial statements.

Gray Television, Inc. Capital Accumulation Plan

Notes to Financial Statements

3. Fair Value Measurements and Investments

FASB ASC Topic 820, Fair Value Measurements, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that that Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

Quoted prices for similar assets or liabilities in active markets;

Quoted prices for identical or similar assets or liabilities in inactive markets;

Inputs other than quoted prices that are observable for the asset or liability;

Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 inputs must be observable inputs for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There were no changes in the methodologies used at December 31, 2013 and 2012.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Guaranteed portfolio fund: Valued at fair value by the insurance company by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the creditworthiness of the issuer (See Note 4). Because the participants transact at contract value, fair value is determined annually for financial statement reporting purposes only. In determining the reasonableness of the methodology, the Benefits Administration Committee evaluates a variety of factors including review of existing contracts, economic conditions, industry and market developments, and overall credit ratings. Certain unobservable inputs are assessed through review of contract terms (for example, duration or payout date) while others are substantiated utilizing market data (for example, swap curve rate).

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Gray Television, Inc. Capital Accumulation Plan

Notes to Financial Statements

3. Fair Value Measurements and Investments (Continued)

The following tables sets forth by major category and level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2013 and 2012:

	Assets at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Mutual Funds:
Growth funds	$12,881,273	$—	$—	$12,881,273
Balanced funds	19,422,529	—	—	19,422,529
Bond funds	2,572,604	—	—	2,572,604
International funds	4,103,620	—	—	4,103,620
Large cap funds	9,962,331	2,366,158	—	12,328,489
Mid cap funds	6,171,033	—	—	6,171,033
Small cap funds	4,309,918	—	—	4,309,918

Total mutual funds	59,423,308	2,366,158	—	61,789,466

Common Stock:
Telecommunications	21,406,002	—	—	21,406,002

Total common stock	21,406,002	—	—	21,406,002
Guaranteed portfolio fund	—	7,527,949	—	7,527,949
Self-directed brokerage account	1,462,709	—	—	1,462,709

Total assets at fair value	$82,292,019	$9,894,107	$—	$92,186,126

	Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Mutual Funds:
Growth funds	$11,989,716	$—	$—	$11,989,716
Balanced funds	17,479,298	—	—	17,479,298
Bond funds	3,306,521	—	—	3,306,521
International funds	3,810,221	—	—	3,810,221
Large cap funds	7,457,482	1,393,611	—	8,851,093
Mid cap funds	4,054,877	—	—	4,054,877
Small cap funds	3,046,099	—	—	3,046,099
Other	—	144,621	—	144,621

Total mutual funds	51,144,214	1,538,232	—	52,682,446

Common Stock:
Telecommunications	4,482,097	—	—	4,482,097

Total common stock	4,482,097	—	—	4,482,097

Guaranteed portfolio fund	—	7,246,232	—	7,246,232
Self-directed brokerage account	565,737	—	—	565,737

Total assets at fair value	$56,192,048	$8,784,464	$—	$64,976,512

Gray Television, Inc. Capital Accumulation Plan

Notes to Financial Statements

3. Fair Value Measurements and Investments (Continued)

The fair values of investments representing five percent or more of the Plan’s net assets available for benefits as of December 31, 2013 and 2012 is as follows:

	2013	2012
Description
Mutual Funds:
American Century Strategic Allocation Aggressive Advisor Class	$6,353,100	$6,044,250
American Century Strategic Allocation Conservative Advisor Class	12,962,661	12,108,608
American Century Strategic Allocation Moderate Advisor Class	6,528,174	5,945,466
American Funds American Balanced Fund	6,459,867	5,370,690
American Funds Europacific Growth Fund**	4,103,620	3,810,221
American Funds Growth Fund of America Fund	5,519,150	4,197,231
Lord Abbett Small Cap Value**	4,309,918	3,046,099
Other	17,547,957	12,855,023
Guaranteed portfolio fund*	7,527,949	7,246,232

Common Stock* (held in the Gray Television, Inc. Common Stock Fund)	20,873,730	4,352,692

	$92,186,126	$64,976,512

During 2013, the plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $26,668,222 as follows:

Mutual funds	$6,134,859
Common stock	20,533,363

$ 26,668,222

*	Indicates a party-in-interest
**	Amount represents less than 5% of Plan’s net assets at December 31, 2013, but is included for comparative purposes.

Changes in fair value levels

To assess the appropriate classification of investments within the fair value hierarchy, the availability of market data is monitored. Changes in economic condition or valuation techniques may require the transfer of investments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

The Plan evaluates the significance of transfers between levels based upon the nature of the investment and size of the transfer to total net assets available for benefits. For the year ended December 31, 2013, there were no transfers between levels 1, 2 and 3.

4. Investment Contract with Insurance Company

In 2009, the Plan entered into a guaranteed portfolio fund with Great-West Life & Annuity Company (“Great-West”). Great-West maintains the contributions in a general account to which it adds interest at the contract rate, which was 1.26% and 1.45% as of December 31, 2013 and 2012, respectively. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The weighted average interest rate earned for the year ended December 31, 2013 and 2012 was 1.26% and 1.45%, respectively. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial plan termination or merger with another plan), (2) changes to Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under Employee Retirement Income Security Act of 1974. The Plan Administrator believes that any events that would limit the Plan’s ability to transact at contract value with participants are probable of not occurring.

5. Income Tax Status

The Plan received a favorable determination letter from the Internal Revenue Service, dated October 13, 2011, regarding the Plan’s exemption from federal income tax under Section 401(a) of the Internal Revenue Code. The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2010.

Gray Television, Inc. Capital Accumulation Plan

Notes to Financial Statements

6. Transactions with Parties-In-Interest

Certain Plan investments are managed by Reliance Trust and Great West, a subsidiary of Orchard Trust Company, the trustee and custodian of the Plan, respectively. In addition, transactions involving the Common Stock Fund, which invests in the common stock of the Employer, also qualify as party-in-interest transactions.

7. Plan Termination

Although it has not expressed any intent to do so, the Board of Directors of the Company may terminate or amend the Plan at any time, provided, however, that no such amendment shall make it possible for any part of the net assets or income of the Plan to be used for or directed to purposes other than for the exclusive benefit of participants or their beneficiaries. If the Plan is terminated by the Employer, each participant’s account will become fully vested and nonforfeitable.

8. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amount reported in the statement of net assets available for benefits.

9. Reconciliation of Financial Statements to Form 5500

The following table presents a reconciliation of net assets available for benefits per these financial statements at December 31, 2013 and 2012 to the net assets per the Form 5500:

	2013	2012
Net assets available for benefits per the financial statements	$93,290,973	$65,723,547
Current year employer contributions receivable	(2,344)	(2,313)
Excess contributions, per the financial statements	150,115	115,430

Net assets per the Form 5500	$93,438,744	$65,836,664

The following table presents a reconciliation of investments per these financial statements at December 31, 2013 and 2012 to investments per the Form 5500:

	2013	2012
Investments per the financial statements	$92,186,126	$64,976,512
Notes receivable from participants	1,252,618	860,152

Investments per the Form 5500	$93,438,744	$65,836,664

The following table presents a reconciliation of the changes in net assets available for benefits for the year ended December 31, 2013 per the financial statements to net income per the Form 5500:

Change in net assets available for benefits per the financial statements	$27,567,426
Current year employer contributions receivable	(2,344)
Current year excess contributions	150,115
Prior year excess contributions	(115,430)
Prior year employer contributions receivable	2,313

Net income per the Form 5500	$27,602,080

Gray Television, Inc. Capital Accumulation Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2013

Description of Investment Shares:	Fair Value
Mutual Fund:
Alger Mid Cap Growth Institutional Fund	$2,255,372
American Century Strategic Allocation Aggressive Advisor Class	6,353,100
American Century Strategic Allocation Moderate Advisor Class	6,528,174
American Century Strategic Allocation Conservative Advisor Class	12,962,661
American Funds American Balanced Fund	6,459,867
American Funds Europacific Growth Fund	4,103,620
American Funds Growth Fund of America Fund	5,519,150
American Funds Investment Company of America Fund	3,233,221
Sentinel Government Securities A	1,036,966
Blackrock Mid Cap Growth Equity Investor A	1,625,335
JP Morgan Mid Cap Value Fund	2,290,326
Lord Abbett Small Cap Value Fund	4,309,918
American Funds Fundamental Investors	1,209,960
Great West S&P 500 Index Fund*	2,366,158
PIMCO Total Return Admin	1,535,638
Guaranteed Portfolio Fund*	7,527,949

Common Stock
Gray Television, Inc. *
Common Stock — Class A	532,272
Common Stock Common Stock Fund	20,873,730
Self-directed brokerage acct	1,462,709
Notes receivable from participants (maturity dates range from February 2013 through December 2030 and interest rates ranging from 4.25% to 9.50%)	1,252,618

$93,438,744

*	Indicates a party-in-interest.